Exhibit 12.1

ATLANTIC TELE-NETWORK, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated.

(In Thousands)

	Year Ended December 31,										Three Months Ended March 31,
	2009		2010		2011		2012		2013		2013		2014

Earnings, calculated as follows:
Add the following:

Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$67,743		$27,372		$26,295		$44,796		$46,473		$9,829		$15,953

Fixed Charges	7,215		12,045		22,141		18,859		17,501		3,514		1,520
Subtotal	74,958		39,417		48,436		63,655		63,974		13,343		17,473

Subtract the following:

Interest Capitalized	709		1,121		224		261		421		90		—

Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	4,179		1,488		3,802		9,499		13,128		3,301		2,760
Subtotal	4,889		2,609		4,026		9,760		13,549		3,391		2,760

Total Earnings	$70,070		$36,808		$44,409		$53,895		$50,425		$9,953		$14,713

Fixed Charges, calculated as follows:
Add the following:
Interest expensed and capitalized:
Expensed	$3,706		$9,934		$17,301		$13,981		$12,785		$2,351		$414
Capitalized	709		1,121		224		261		421		90		—

Estimate of interest within rental expense	2,800		990		4,615		4,617		4,296		1,074		1,106

Total Fixed Charges	$7,215		$12,045		$22,141		$18,859		$17,501		$3,514		$1,520

Ratio of Earnings to Fixed Charges	9.7	x	3.1	x	2.0	x	2.9	x	2.9	x	2.8	x	9.7	x